OneConnect Financial Technology Co., Ltd.

10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road

Futian District, Shenzhen, Guangdong, 518000

The People’s Republic of China

August 25, 2023

VIA EDGAR

Jimmy McNamara

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OneConnect Financial Technology Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)

File No. 001-39147

Dear Mr. McNamara and Mr. Dunham:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 28, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 184

1.	We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company acknowledges the Staff’s comment and advises that the Company has obtained and reviewed the materials described below for the required disclosures with respect to the Company and its consolidated foreign entities under paragraphs (a) and (b)(2) and (3).

The Company is not owned by governmental entities in its jurisdiction of incorporation (paragraph (b)(2)) and is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

According to the Company’s register of members, as of March 31, 2023 (the date of shareholder ownership disclosure set forth in FY 2022 20-F), the Company had 1,169,980,653 ordinary shares issued and outstanding including 81,307,530 ordinary shares represented by ADSs. Of which:

•	32.0% were held by JPMorgan Chase Bank, N.A., the Company’s depositary on behalf of ADS holders (the “Depositary”); and 37.4% were held by Hong Kong Securities Clearing Company Nominees Limited, the nominee holder of the shares held by the public shareholders of the Company traded on the Hong Kong Stock Exchange (the “HKEX”).

The Company generally does not know the identities of ADS holders and Hong Kong public shareholders and their holding information, other than through the Schedule 13D or 13G filings/amendment filings (the “Beneficial Ownership Filings”) of principal shareholders, the monthly reports provided by the Depositary summarizing ADS holding positions of financial institutional investors based on their Form 13F filings (the “Depositary Monthly Report”), and the disclosure of interest notices of substantial shareholders (i.e., individuals and corporations who are interested in 5% or more of voting shares in the Company) and directors and chief executives of the Company filed with the HKEX (the “Disclosure of Interest Notices”). None of the Beneficial Ownership Filings, the Depositary Monthly Report and Disclosure of Interest Notices as of April 24, 2023 revealed ownership or control by any governmental entities;

•	32.9% and 16.1% were beneficially owned by Rong Chang and Sen Rong, respectively. As disclosed in the Company’s 20-F filed on April 24, 2023, Sen Rong agreed to act together with Rong Chang for purpose of exercising Sen Rong’s shareholders’ rights in the Company pursuant to an Acting-in-Concert Agreement. As disclosed in the 20-F, Rong Chang is directly held by two of our directors, Mr. Wenwei Dou and Ms. Wenjun Wang as nominees of the RC Management Committee on behalf of the RC Beneficiaries, who are only entitled to economic interests in our Company held through Rong Chang. The RC Beneficiaries does not include any government entities. The RC Management Committee, which does not include any government entities, represents the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang, as disclosed in the 20-F.

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•	32.1% (or 39.6% if including 7.5% of the Company’s outstanding ordinary shares that Bo Yu Limited (“Bo Yu”) has the right to acquire upon the exercise of options at any time) were indirectly held by Ping An Insurance (Group) Company of China (“Ping An”) through Bo Yu and Ping An Overseas.

Ping An is a public company listed on the Shanghai Stock Exchange and the HKEX. As reported by Ping An in its announcement of audited results for the year ended December 31, 2022 on March 15, 2023 and Ping An’s annual report for the year ended December 31, 2022 on April 19, 2023 filed with HKEX, Ping An did not have any controlling shareholder or de facto controlling party as of December 31, 2022.

•	Less than 1% were directly or indirectly wholly owned by the directors and executive officers of the Company.

Based on the confirmation letters1 signed by the Company’s directors and officers, these shares are not owned or controlled by any governmental entities.

Based on the analysis and materials described above, the Company believes that it is not owned by governmental entities in its jurisdiction of incorporation (paragraph (b)(2)) and is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

None of the consolidated foreign operating entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation (paragraph (b)(2)) or is owned or controlled by the governmental entities in the jurisdictions with respect to their registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the registered public accounting firm of the Company do not have a controlling financial interest with respect to these consolidated foreign operating entities (paragraph (b)(3)).

1 The confirmation letter included confirmation that:

(i)	the Confirming Shareholders are the sole beneficial owner (as defined under Form 20-F) of their respective shares; and
(ii)	the Confirming Shareholders have no contractual or other arrangement with PRC, Cayman or any other governmental entities, nor are the Confirming Shareholders aware of any circumstances, that could result in any PRC, Cayman or any other governmental entity having any controlling financial interest in the Company or its consolidated foreign operating entities (including the VIE (as defined in the FY 2022 20-F) and its subsidiaries), including through the Confirming Shareholders’ shareholding or beneficial ownership in the Company or consolidated foreign operating entities (including the VIE and its subsidiaries).

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For discussions regarding the consolidated foreign operating entities of the Company pursuant to paragraphs (a), (b)(2) and (b)(3), please refer to the Company’s response to Comment 3 below.

The Company respectfully submits that it did not rely upon any legal opinions as the basis of its submission. The Company relies on confirmation letters signed by its directors and officers as discussed above.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it made inquiries with, and reviewed the bios of, its directors and the directors of its consolidated foreign operating entities. The Company also obtained signed confirmation letters from these directors confirming that they are not officials of the Chinese Communist Party (the “CCP”).

As advised by the Company’s PRC counsel, Haiwen & Partners (“Haiwen”), there is no statutory definition for “officials” of the CCP. The interpretation of the Disciplinary Regulations of the Communist Party of China published on the CCP’s Central Commission for Discipline Inspection’s website and the Provisions for Reporting Personal Matters by Leading Cadres (together, the “Rules”) set out the scope of “leading cadres”, which the Company refers to for the interpretation of “officials” of the CCP based on the advice of Haiwen. The Rules explain that whether an individual is a leading cadre of the CCP depends on the organization in which the relevant CCP member works and the member’s respective rank within the CCP. According to the Rules, leading cadres of the CCP mainly include: (i) CCP members in party and governmental bodies (including party, legislative, administrative, political consultative conference, judicial, prosecution, non-communist party, and federation of industry and commerce bodies, and other bodies administered by reference to the Civil Servant Law promulgated on April 27, 2005, as amended) who hold leadership positions, or who rank at or above the associate researcher level but do not hold leadership positions; (ii) CCP members who hold mid-level and above leadership roles in large and very-large state-owned or state-controlled enterprises (“SOEs”) or central government-owned enterprises, hold leadership roles in medium and small SOEs, or rank at or above the county division-head level in these SOEs; (iii) CCP members who hold leadership roles or rank at or above Level 6 management positions (equivalent to the county deputy division-head level) in public institutions; and (iv) CCP members who hold leadership roles or rank at or above the county deputy division-head level in people’s organizations.

One director of the Company advised the Company that he held a leadership position at a SOE 15 years ago. The director no longer holds such position.

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Based on the above, the Company does not believe that its directors or directors of its consolidated foreign operating entities include any officials of the CCP.

3.	We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company acknowledges the Staff’s comment and supplements the following information with respect to its consolidated foreign operating entities (including the consolidated variable interest entities) pursuant to Items 16I(b)(2), (b)(3) and (b)(5).

The Company has consolidated foreign operating entities (including the consolidated variable interest entities) incorporated in the British Virgin Islands, Hong Kong, Singapore, Indonesia, Philippines, Malaysia, Abu Dhabi and mainland China.

The Company’s Consolidated Foreign Operating Entities (Other Than the Consolidated Variable Interest Entities, or VIEs, and the VIEs’ Subsidiaries)

The Company directly or indirectly wholly owns the equity interest in all the Company’s consolidated foreign operating subsidiaries (other than the VIEs and their subsidiaries), except OneConnect Smart Technology Philippines, Inc. (“OneConnect Philippines”), Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”), Nanjing Vantage Point Software Technology Co., Ltd., and Shenzhen OneConnect Information Technology Service Co., Ltd.

With respect to OneConnect Philippines, the Company, through its directly and indirectly wholly owned subsidiaries, owns 99.99% of its equity interest. The remaining 0.01% equity interest is owned by three natural persons, namely Hong Jun Chen, the general manager of the Company’s overseas business, Any Ai Fen Tan, a director of OneConnect Philippines, and Christine G. Yu, an independent third party of the Company. To the Company’s knowledge, none of these three natural persons has any contractual or other arrangement with any governmental entities in respect of their holding in OneConnect Philippines. Accordingly, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, OneConnect Philippines.

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With respect to Vantage Point Technology, the Company, through its directly and indirectly wholly owned subsidiaries, owns 51.67% of its equity interest. Of the remaining 48.33% equity interest, (i) Xi Wang owns 24.83%, who is the founder and chairman of the board of Vantage Point Technology; (ii) Hangzhou Lianchuang Yongyi Investment Partnership (Limited Partnership) owns 4.04%; and (iii) the other minority shareholders each do not hold more than 3% interest in Vantage Point Technology, including 20 natural persons, Ningbo Jinshuo Investment Co., Ltd. and Zhejiang Wanlun Investment LLP. Nanjing Vantage Point Software Technology Co., Ltd. is a wholly owned subsidiary of Vantage Point Technology.

With respect to Shenzhen OneConnect Information Technology Service Co., Ltd., the Company, through its directly and indirectly wholly owned subsidiaries, owns 51% of its equity interest. The remaining 49% equity interest is owned by Shenzhen Ping An Investment Development Co., Ltd., which is wholly owned by Ping An Bank Labor Committee, a labor union organization of Ping An Bank Co., Ltd. (SZSE: 000001), which is in turn a subsidiary of Ping An.

To the best knowledge of the Company and based on the information disclosed on the register of members of these entities or on the website of National Enterprise Credit Information Publicity System and the advice of Haiwen, none of these external shareholders of Vantage Point Technology Co., Ltd. and Shenzhen OneConnect Information Technology Service Co., Ltd. is a governmental entity. In addition, the Company is not aware of any contractual or other arrangement these external shareholders have with any governmental entities in respect of their holding in these consolidated foreign operating entities. As such, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, these consolidated foreign operating entities.

The VIEs and the VIEs’ Subsidiaries

The Company consolidates two VIEs, namely OneConnect Smart Technology Co., Ltd. (“Shenzhen OneConnect”) and Shenzhen Digital Certificate Authority Center Co., Ltd. (“Shenzhen CA”).

Through a series of contractual arrangements among OneConnect Technology Services Co., Ltd. (“Shenzhen OneConnect Technology”), which is a wholly-owned subsidiary of the Company, Shenzhen OneConnect, which is a VIE, and the nominee shareholders of Shenzhen OneConnect, Shenzhen OneConnect Technology is the primary beneficiary of Shenzhen OneConnect. The nominee shareholders of Shenzhen OneConnect are Shenzhen Ping An Financial Technology Consulting Co., Ltd., Shanghai Jin Ning Sheng Enterprise Management Limited Partnership, Shenzhen Lanxin Enterprise Management Co., Ltd. and Urumqi Guang Feng Qi Investments Limited Partnership. To the Company’s knowledge and based on public information, none of these shareholders is a governmental entity. Additionally, the Company is not aware of any contractual or other arrangement these shareholders have with any governmental entities in respect of their holding in Shenzhen OneConnect, nor is the Company aware of any circumstances that could result in any governmental entity having any controlling financial interest in Shenzhen OneConnect.

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Shenzhen OneConnect directly or indirectly wholly owns the equity interest in all of its subsidiaries except for Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Shenzhen Kechuang”). With respect to Shenzhen Kechuang, Shenzhen OneConnect owns 99.9% of its equity interest. Among the remaining 0.1% equity interest, 0.05% is owned by Yuanliang Leng, the general manager of Shenzhen Kechuang; and another 0.05% is owned by Hua Fang, an independent third party of the Company. To the Company’s knowledge, neither Yuanliang Leng nor Hua Fang has any contractual or other arrangement with any governmental entities in respect of their holding in Shenzhen Kechuang. Accordingly, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, Shenzhen Kechuang.

With respect to Shenzhen CA, Zhang Tong Shun (Guangzhou) Technology Co. Ltd., which is a wholly-owned subsidiary of the Company, through a series of VIE contractual agreements among itself, Shenzhen CA and Shanghai Jinlinlin Enterprise Management Partnership, which is Shenzhen CA’s nominee shareholder, is the primary beneficiary of Shenzhen CA. Shanghai Jinlinlin Enterprise Management Partnership owns 99.91% of equity interest in Shenzhen CA. The remaining 0.09% equity interest in Shenzhen CA is owned by Shenzhen E-Commerce Certification Co., Ltd. (“E-Commerce Certification”) as to 0.05% and Shenzhen Electronic Certification Center Co., Ltd. (“Electronic Certification Center”) as to 0.04%. Based on the advice of Haiwen, neither E-Commerce Certification nor Electronic Certification Center is a governmental entity under the PRC law. Accordingly, the Company believes that no governmental entity owns or controls, or has any controlling financial interest in, Shenzhen CA.

Based on the above, none of the consolidated foreign operating entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation (paragraph (b)(2)) or is owned or controlled by the governmental entities in the jurisdiction with respect to their registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the consolidated foreign operating entities’ registered public accounting firm do not have a controlling financial interest with respect to the consolidated foreign operating entities (paragraph (b)(3)). In addition, the Company has reviewed the respective articles (or equivalent organizing documents) of its consolidated foreign operating entities. None of these documents contain any charter of the CCP, including the text of any such charter.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment and confirms, without qualification, that the articles of the Company and its consolidated foreign operating entities do not contain wording from any charter of the CCP.

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If you have any questions regarding the FY 2022 20-F, please contact Mr. Yongtao Luo, the Chief Financial Officer of OneConnect Financial Technology Co., Ltd., by telephone at (86) 21 38638706 or via e-mail at LUOYONGTAO001@ocft.com.

Very truly yours,

By:	/s/ Yongtao Luo
Name:	Yongtao Luo
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP